Exhibit 10.1

SEVERANCE AGREEMENT AND GENERAL RELEASE

Getty Realty Corp., which maintains its principal offices at 2 Jericho Plaza, Suite 110, Jericho, New York 11753 (“Getty” or “Company”), and Kevin C. Shea (“Employee” or “Mr. Shea”), residing at 254 Buckley Hill Rd., PO Box 176, Colchester CT. 06415, for himself and his present or former heirs, executors, administrators, successors, and assigns (collectively referred to throughout this Agreement as “Employee”), agree that:

1. Last Day of Employment. Mr. Shea’s last day of active employment with Getty was August 25, 2015 (the “Severance Date”), although Mr. Shea continued to be treated as an employee of the Company, made himself available to render services at the request of the Company’s Chief Executive Officer (“CEO”), remained on the Company payroll, and received the same rate of base salary as in effect on the Severance Date, through September 14, 2015.

2. Cooperation and Transition Services. During the period beginning September 14, 2015, and ending December 31, 2016 (“Transition Period”), Mr. Shea agrees to perform such reasonable transition and consulting services for Getty as may be requested from time to time in connection with the transitioning of the matters he was responsible for during the term of his employment. Mr. Shea’s availability to provide services may be by telephone, e-mail or in person (as determined in accordance with the nature of the services and his schedule); provided, however, that the level of services performed during the Transition Period shall not exceed the number of hours necessary to perform the requested services, and in no event shall the level of services provided, or to be provided, exceed 20% of Mr. Shea’s average level of services during the 36 month period prior to the Severance Date or otherwise cause Mr. Shea to fail to incur a “separation from service” as of the Severance Date for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (“Code”). Mr. Shea shall be reimbursed by Getty for his reasonable and necessary out-of-pocket expenses incurred in performing the requested services during the Transition Period, provided he submits appropriate documentation of such expenses to Getty and complies with Getty’s written expense reimbursement policies generally in effect from time-to time which are communicated to Mr. Shea.

3. Cash Payments.

a. Getty and Mr. Shea agree that Mr. Shea has received or is entitled to receive the following cash payments from the Getty in connection with the termination of his employment:

(1) Payment of his regular base salary at the rate in effect on the Severance Date from the Severance Date through September 14, 2015, the last payment of which was made on September 15, 2015;

(2) $86,153.80, which is the total amount of severance pay that Mr. Shea is entitled to receive, which amount was paid in a lump sum cash payment on September 15, 2015;

(3) $79,692.30, which is the sum of Mr. Shea’s accrued and unused vacation, holiday and sick pay, which amount was paid in a lump sum cash payment on September 15, 2015;

(4) $900.00, which is the amount of the automobile allowance Mr. Shea would have received had he been employed throughout the month of September 2015, which will be paid to him on the first of Getty’s pay dates following the date on which the Revocation Period (as defined in Paragraph 14) expires, provided Mr. Shea has not revoked this Agreement; and

(5) The balance payable pursuant to the Company’s Supplemental Executive Retirement Plan, which amount shall be paid in accordance with the terms and conditions of such plan.

b. In accordance with the terms of the outstanding Restricted Stock Unit Agreements between Employee and Getty (“RSU Awards”) as of the Severance Date, Getty agrees that Mr. Shea shall receive the following payments with respect to his outstanding restricted stock units (“RSUs”) in complete satisfaction of Getty’s obligations under the RSU Awards:

(1) the cash amount determined at the close of trading on February 26, 2016, (“Settlement Date”) by multiplying (x) 19,600, which is the number of unvested RSUs outstanding as of the Severance Date under all RSU Awards, all of which unvested RSUs shall become fully vested by the terms of the RSU Awards as of the Severance Date, by (y) an amount equal to the closing price per share of Getty Realty Corp. common stock (“Getty Stock”) on the Settlement Date, which amount shall be paid within 30 days following the Settlement Date (or such later date as may be required pursuant to the provisions of Code Section 409A and the regulations thereunder), and

(2) 31,900 shares of Getty Common Stock in payment for the number of vested RSUs outstanding under the RSU Awards as of the Severance Date, with the shares of common stock to be distributed within 30 days following the Settlement Date (or such later date as may be required pursuant to the provisions of Code Section 409A and the regulations thereunder); and

(3) The number of RSUs shall be subject to adjustment in accordance with Section 8.3 of the 2004 Getty Realty Corp. Omnibus Incentive Compensation Plan; and

(4) Employee will be entitled to receive Dividend Equivalent payments with respect to RSUs as provided in the applicable Restricted Stock Unit Agreement (“RSU Agreement”) with respect to any dividend on Getty Common Stock for which the Payment Date (as defined in the relevant RSU Agreement) is on or before the Settlement Date.

c. In consideration for, and conditioned upon the execution of this Agreement and not revoking this Agreement, and compliance with the terms of this Agreement, including but not limited to the provisions of Paragraphs 2, 4, 5, 6, 7, and 8, Getty agrees that:

(1) It will make five lump sum cash payments to Mr. Shea, each in the amount of $48,000.00, which shall be paid on Getty’s regular pay days immediately preceding each of the following dates: December 31, 2015; March 31, 2016; June 30, 2016; September 30, 2016; and December 31, 2016.;

(2) It will provide reimbursement for the full cost of continuation coverage through December 31, 2015, for Mr. Shea and his eligible dependents under Getty’s medical and dental plans (the “Health Plans”) in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or New York State law (“Continuation Coverage”) to the extent Mr. Shea and/or his dependents remain eligible for such continuation coverage under the Health Plans, which amount, if any, shall be paid directly by Getty to the applicable Health Plan on a monthly basis following Employee’s valid Continuation Coverage election; and

(3) It will provide the non-disparagement covenants contained in Paragraph 7.

d. Getty agrees that Employee is entitled to receive his accrued benefits under the terms of the Getty 401(k) Plan.

e. Employee acknowledges and agrees that:

(1) all payments made pursuant to this Agreement shall be subject to, reduced by, and payable in the amount determined following reduction for the payment and/or withholding of federal state and local taxes as determined by the Company; and

(2) he would not receive the monies and benefits provided pursuant to Paragraph 3.c. of this Agreement, except for his execution of this Agreement and not revoking this Agreement, and the fulfillment of the promises contained herein.

This Agreement is intended to comply with, or otherwise be exempt from, Code section 409A. With respect to any reimbursement of healthcare expenses of, or any provision of in-kind benefits to, Employee or Employee’s eligible dependents, as specified under this Agreement, such reimbursement of expenses or provision of in-kind benefits shall be subject to the following conditions: (1) the expenses eligible for reimbursement or the amount of in-kind benefits provided in one taxable year shall not affect the expenses eligible for reimbursement or the amount of in-kind benefits provided in any other taxable year; (2) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (3) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

For purposes of Code section 409A, the right to a series of installment payments under the terms of this Agreement is to be treated as a right to a series of separate payments. “Termination of employment,” or words of similar import, as used in this Agreement mean, for purposes of any payments that are payments of deferred compensation subject to Code section 409A, Employee’s “separation from service” as defined in Code section 409A. Notwithstanding anything in this Agreement to the contrary, if a payment obligation under the terms of this Agreement arises on account of Employee’s separation from service while Employee is a “specified employee” (as defined under Code section 409A and determined in good faith by the Company), any payment of “deferred compensation” (as defined under Treasury regulation section 1.409A-1(b)(1), after giving effect to the exemptions in Treasury regulation sections 1.409A-1(b)(3) through (b)(12)) that is scheduled to be paid within six months after such separation from service will be paid within 30 days after the end of the six-month period beginning on the date of Employee’s separation from service.

4. General Release of Claims and Indemnification.

a. Except with respect to Getty’s performance of its obligations acknowledged or undertaken under this Agreement, and as hereinafter expressly provided in this Paragraph 4 below, Employee knowingly and voluntarily releases and forever discharges Getty and any present or former parent corporations, affiliates, subsidiaries, divisions, predecessors, insurers, successors and assigns, and their current and former employees, attorneys, officers, directors and agents thereof (and their respective heirs, successors and assigns), both individually and in their business capacities, and their employee benefit plans and programs and their administrators, fiduciaries and functionaries (collectively referred to throughout this Agreement as “Employer”), of and from any and all claims, known and unknown, Employee has or may have against Employer as of the date of execution of this Agreement by Employee, including, but not limited to any alleged violation of any State or federal law (statutory or common law), regulation or ordinance (as the same may have been amended) or any company policy, plan or program. Except with respect to Getty’s performance of its obligations acknowledged or undertaken under this Agreement, Employee waives and releases all rights and claims Employee may have against Employer for salary, bonus, benefits, restricted stock units, stock options, dividends, or for any other thing whatsoever. This general release of all claims includes, but is not limited to, claims arising under:

•	Title VII of the Civil Rights Act of 1964;

•	The Civil Rights Act of 1991;

•	Sections 1981 through 1988 of Title 42 of the United States Code;

•	The Employee Retirement Income Security Act of 1974;

•	The Immigration Reform and Control Act;

•	The Americans with Disabilities Act of 1990;

•	The Age Discrimination in Employment Act of 1967;

•	The Sarbanes-Oxley Act;

•	The Workers Adjustment and Retraining Notification Act;

•	The Occupational Safety and Health Act;

•	The Fair Credit Reporting Act;

•	The New York State Executive Law (including its Human Rights Law);

•	The New York City Administrative Code (including its Human Rights Law);

•	The New York State Labor Law;

•	The New York wage, wage-payment and wage-hour laws;

•

Any other federal, state or local civil, human rights, bias, whistleblower, securities, real estate, tax, accounting, discrimination, retaliation, compensation, employment, labor or other local, state or federal law, regulation or ordinance of any kind;

•	Any amendments to the foregoing laws;

•	Any benefit, payroll or other plan, policy or program;

•	Any public policy, contract, third-party beneficiary, tort or common law claim; or,

•	Any claim for costs, fees, or other expenses including attorneys’ fees.

b. The parties agree that Mr. Shea shall be indemnified to the fullest extent permitted by the Maryland General Corporation Law, the Company’s By-laws, Charter, rules and regulations and to the same extent as similarly situated officers of Getty, including, but not limited to, its President and Chief Executive Officer, for acts undertaken with respect to his duties as an employee of Getty or as an officer of any subsidiary or affiliate thereof, and that Employee shall be entitled to indemnification with respect to any actions taken prior to the Severance Date as the trustee, administrator or in any other capacity in connection with Getty’s employee benefit plans to the extent provided by the relevant plan. It is agreed further that Mr. Shea shall be a covered insured under the Company’s directors and officers liability insurance policy to the same extent as the President, Chief Executive Officer or Chief Financial Officer and similarly situated officers of the Company. It further is agreed that if the Company is sold, it shall cause the sale or merger agreement to require the successor to comply fully with this covenant.

5. Acknowledgments and Affirmations.

a. Employee affirms that he has not filed, caused to be filed, and presently is not a party to any claim filed against the Employer and has released any and all claims not explicitly preserved hereunder;

b. Employee affirms he has no known workplace injuries, diseases or occupational illnesses and further affirms that he is unaware of any facts that could be the basis for a claim of discrimination against the Employer;

c. Employee also affirms that upon receipt of the consideration and amounts to be paid or provided to Employee as provided under Paragraph 3 hereof, he will have been paid and/or have received all compensation, wages, bonuses, commissions, and/or benefits to which Employee may be entitled based on services performed and Employee’s execution of this Agreement, subject to terms of this Agreement. Employee affirms that he has been granted any leave to which he was entitled under the Family and Medical Leave Act or related state or local leave or disability accommodation laws;

d. Both Employer and Employee acknowledge that this Agreement does not limit either party’s right, where applicable, to file or participate in an investigative proceeding, to the extent permitted by law, before the U.S. Equal Employment Opportunity Commission providing that Employee shall not be entitled to recover any individual monetary relief or other individual remedies;

e. In the event that any claim is made by Employee that is not barred by this Agreement and any remedy is provided upon such a claim by Employee, all monies paid to Employee pursuant to Paragraph 3.a.(1) and (4) and Paragraph 3.c. hereof shall be a set-off against and shall be used to satisfy any relief or recovery award to Employee, and if Employee files any claim of any kind whatsoever, not explicitly preserved by Employee under this Agreement (excluding cross, counter or similar claims that he may bring in response to any claim brought against him by Getty), he shall return all of the consideration paid under Paragraph 3.a.(1) and (4) and Paragraph 3.c. above and shall pay the reasonable cost of the legal fees incurred by Employer to defend that action, subject to applicable law; and,

f. Employee affirms that he has returned all of Employer’s property and equipment (except the computer, monitors and printer provided to him by the Company that he has been allowed to retain) and has no knowledge that he has any original or copies of any Company documents and information, regardless of the form, and agrees to return such documents and information, or forward to the kshea@gettyrealty.com e-mail account any e-mails regarding Company business received or sent from any e-mail account under his control that have not been deleted, if he finds any in his possession and will thereafter purge any Company data stored in any electronic form in his possession prior to the end of the Revocation Period.

g. Employee affirms and agrees that, except as otherwise authorized by the CEO or his designee, he has terminated his access to and privileges with respect to all of the Employer’s written and electronic records, files, and systems, including but not limited to computer systems, data bases, operating files and systems, corporate, financial, accounting, or real estate records and files, and email systems and accounts, and has transferred to the CEO or his designee, all passwords, administrator rights or privileges, access to and operational control over, all such records, files and systems, in a manner that protects the integrity and confidentiality thereof and does not result in any disruption of the operations of the Company and the Company’s maintenance of and access to such records, files and systems.

6. Confidentiality.

a. Employee shall not, from the date of this Agreement, except as compelled by law or court order or administrative agency proceeding, or except to the extent of the publicly available information regarding the same, publicize or disclose to any person or entity (excluding Employee’s immediate family, attorney and tax advisor, as set forth in Paragraph 6.b., below, who themselves shall adhere to all confidentiality covenants herein upon being provided such disclosure the facts or circumstances relating to the making of this Agreement. This covenant of complete confidentiality includes, but is not limited to, any discussions surrounding the negotiation of this Agreement and the payments hereunder except to the extent of the publicly available information regarding the same;

b. Consistent with Paragraph 6.a. above, other than to discuss the terms hereof with Employee’s immediate family, attorney and tax advisor (each of whom must first agree not to make any disclosure that Employee himself could not make), Employee will not disclose to anyone any fact, document or other information produced or obtained in connection with this Agreement or which Employee obtained as a consequence of being employed by Getty, except to the extent of the publicly available information regarding the same or as compelled by law or court order or administrative agency proceeding. Employee shall be liable for any damages caused by any established violation of this covenant or any other clause of this Agreement by the Employee or any person to whom he disclosed any information protected by this Agreement (provided such person is not testifying or making disclosure in response to legal process to the extent allowed by this Agreement);

c. Employee further agrees he will not contact any current or former Getty employees other than Getty’s CEO (or his designee) and the General Counsel (as to benefits and payments due under the Agreement), to discuss the terms of this Agreement, the circumstances giving rise to the parties’ entering into this Agreement or his separation from employment except to the extent of the publicly available information regarding the same and except that Employee shall be permitted to say that he resigned in order to pursue other business interests;

d. Employee affirms that he has returned (or in the case of Company business communicated in e-mails received or sent on e-mail accounts under his control, Employee has or will forward such to kshea@gettyrealty.com), all of Employer’s equipment in his possession or control, as well as all originals and copies of any Employer documents, e-mails and information, regardless of the form. Employee has purged any Employer data stored in any electronic form in his possession after also confirming that the Employer has copies of or access to any such data. Employee also affirms he is in possession (or prior to receiving the payments under Paragraph 3 above will be in possession) of all of his own personal property that he had at Employer’s premises and that Employer is not in possession of any of Employee’s property

e. Employee acknowledges that during the course of his employment, he had access to information that is confidential and proprietary to Employer and not publicly available (“Confidential Information”). Employee agrees Employer had no obligation to specifically identify any information as Confidential Information for it to be entitled to protection as such. For purposes of this Agreement, Confidential Information shall include all information that is not publicly available and concerns the business affairs of Employer or its tenants. Employee affirms he will continue to maintain the confidentiality of the Confidential Information consistent with Employer’s policies, attorney-client privileges, and common law, except as compelled by judicial process or court or governmental order or proceeding, provided that prior to any potential required disclosure Employee shall;

(1) give Employer reasonable advice via written notice to allow Employer to seek a protective order or other appropriate remedy except to the extent that Employee’s compliance with the foregoing would cause him to violate a binding order of a Court with proper Jurisdiction; and

(2) disclose only such information as is required by court, governmental entity or as otherwise required by law, and use commercially reasonable efforts to obtain confidential treatment for any Confidential Information so disclosed. Employer shall reimburse Employee for reasonable expenses, including reasonable attorneys’ fees, which are necessary to comply with this subparagraph, provided Employee gives the Employer advanced written notice of his intent to incur such expenses and the Employer authorizes such expenses prior to the date on which they are incurred.

f. Employee understands and agrees that violation of this Paragraph 6 or violation any other material provision of this Agreement will constitute a material breach of this Agreement, which will cause Employer to suffer immediate, substantial and irreparable injury and which will be a sufficient basis for an award of injunctive relief and monetary damages (without affecting the remainder of this Agreement) as well as providing Getty with the right to cease providing any outstanding consideration without affecting Employee’s release of claims, to the extent permitted by law.

g. In addition to the specific obligations regarding the confidentiality obligations of this Paragraph 6, Employee agrees that he will not discuss, disclose or otherwise publicize any nonpublic business or legal dealings of the Company, or of its current or former shareholders, officers, directors, employees, insurers, attorneys or agents. This prohibition is absolute, and includes verbal, written and electronic communications (such as e-mails and computer “blogs”). Nothing in this Agreement will prevent Employee from responding truthfully in response to any lawfully-issued subpoena, but since he was Getty’s Executive Vice President, all ethical, privilege and confidentiality obligations apply in full, and nothing herein shall be deemed to limit in any way Employee’s compliance with any court order, or judicial or administrative order or subpoena. Employee agrees to notify the Company of the receipt of same (unless notification is prohibited by governmental order). If Employee shall require the advice of legal counsel in connection with his response or compliance with any such subpoena or order, the Company shall arrange for, reasonably select (in the same class as DLA Piper LLP) and compensate such attorney.

7. Non-Disparagement. Employee and Getty, through its senior officers (and Getty will direct its President, Executive Vice President, and Chief Financial Officer and similarly situated officers), agree not to defame, disparage or demean each other in any manner whatsoever.

8. Cooperation. Employee agrees to cooperate with the Company, its affiliates, and their attorneys, both during and after the Transition Period, in connection with any litigation or other proceeding arising out of or relating to matters of which Employee was involved or had knowledge prior to the termination of Employee’s employment. Employee’s cooperation shall include, without limitation, providing assistance to the Company’s counsel, experts and consultants, and providing truthful testimony in pretrial and trial or hearing proceedings. In the event that Employee’s cooperation is requested after the end of the Transition Period, the Company will seek to minimize interruptions to Employee’s schedule to the extent consistent with its interests in the matter and reimburse Employee for reasonable and appropriate out-of-pocket expenses actually incurred by Employee in connection with such cooperation upon reasonable substantiation of such expenses.

9. Governing Law and Interpretation. This Agreement shall be governed and conformed in accordance with the laws of the State of New York without regard to its conflict or choice of law provisions thereof. In the event Employee or the Company breaches any provision of this Agreement, Employee and the Company affirm that either may institute an action to specifically enforce any term or terms of this Agreement. Before doing so, the party alleging a breach occurred shall provide at least ten (10) days’ written notice to the other party and an additional ten (10) days after written notice is received to permit the other party to remedy the alleged breach.

10. Severability. If any provision of this Agreement is declared illegal or unenforceable by any court of competent jurisdiction, the parties agree the court shall have the authority to modify, alter or change the provision(s) in question to make the Agreement legal and enforceable. If this Agreement cannot be modified to be enforceable, excluding the general release language, such provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect. If the general release language is found to be illegal or unenforceable, Employee agrees to execute a binding replacement release (consistent with this Agreement) without further consideration. In the event Employee refuses to execute a binding replacement release, he agrees to return all consideration paid pursuant to Paragraph 3.c. immediately.

11. Amendment. Except as provided in the preceding Paragraph 10, this Agreement may not be modified, altered or changed except upon express written consent of both parties wherein specific reference is made to this Agreement.

12. Resolution of Disputes. Any controversy or claim arising out of this Agreement, or the breach thereof, shall be decided by the U.S. District Court for the Eastern District of New York sitting in Suffolk County or the New York State Supreme Court in and for Nassau County. All such claims shall be adjudicated by a judge sitting without a jury.

13. Nonadmission of Wrongdoing. The parties agree that neither this Agreement nor the furnishing of the consideration for this Agreement shall be deemed or construed at any time for any purpose as an admission by either party of any liability or unlawful conduct of any kind.

14. Revocation. Employee may revoke this Agreement at any time during the seven (7) calendar days following the day he executes this Agreement (the “Revocation Period”). Any revocation within this period must be submitted, in writing, to David B. Driscoll, President and CEO, and state, “I hereby revoke my acceptance of our Severance Agreement and General Release.” The revocation must be delivered to David B. Driscoll by hand or overnight delivery service, or mailed to David B. Driscoll and postmarked within seven (7) calendar days of the Employee’s execution of this Agreement. If the last day of the Revocation Period is a Saturday, Sunday, or legal holiday in New York, then the revocation period shall not expire until the next following day which is not a Saturday, Sunday, or legal holiday.

15. Entire Agreement. This Agreement sets forth the entire agreement between the parties hereto, and fully supersedes any prior agreements or understandings between the parties. Employee acknowledges that he has not relied on any representation, promise, or agreement of any kind made to him in connection with his decision to accept this Agreement, except for those set forth in this Agreement.

16. Paragraph Headings. Paragraph headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Agreement.

17. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and each of which shall together constitute one and the same agreement. This Agreement will not become enforceable until executed by both Getty and Employee.

18. Legal Fees. Each party will be responsible for its own legal fees or costs, if any, incurred in connection with the negotiation and settlement of this Agreement. In the event that the payments required to be made to or for the benefit of Employee under Paragraph 3 above are not timely paid and Employee commences any action or proceeding to enforce such provisions and to cause such payments to be made, and if Employee substantially prevails in such action or proceeding, then Employee shall be entitled to reimbursement of his reasonable attorneys’ fees and costs incurred in connection with such action or proceeding.

19. Competence to Waive Claims. At the time of considering or executing this Agreement, Employee was not affected or impaired by illness, use of alcohol, drugs or other substances or otherwise impaired. Employee is competent to execute this Agreement and knowingly and voluntarily waives any and all claims he may have against Employer. Employee certifies that he is not a party to any bankruptcy, lien, creditor-debtor or other proceedings which would impair his right or ability to waive all claims he may have against Employer.

EMPLOYEE ACKNOWLEDGES HE HAS BEEN ADVISED THAT HE HAS TWENTY-ONE (21) CALENDAR DAYS TO REVIEW THIS AGREEMENT AND TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTION OF THIS AGREEMENT. EMPLOYEE ALSO CONFIRMS THAT HE RECEIVED THE INITIAL DRAFT HEREOF ON AUGUST 24, 2015.

EMPLOYEE AGREES THAT ANY MODIFICATIONS, MATERIAL OR OTHERWISE, MADE TO THIS AGREEMENT DO NOT RESTART OR AFFECT IN ANY MANNER THE ORIGINAL TWENTY-ONE (21) CALENDAR DAY CONSIDERATION PERIOD.

HAVING ELECTED TO EXECUTE THIS SEVERANCEAGREEMENT AND GENERAL RELEASE, TO FULFILL THE PROMISES AND TO RECEIVE THE SUMS AND BENEFITS IN PARAGRAPH 3 ABOVE, AND ELSEWHERE IN THIS AGREEMENT, EMPLOYEE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS SEVERANCE AGREEMENT AND GENERAL RELEASE INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS HE HAS OR MIGHT HAVE AGAINST EMPLOYER AS OF THE DATE EXECUTED BY EMPLOYEE (OTHER THAN CLAIMS RELATED TO GETTY’S PERFORMANCE UNDER THIS AGREEMENT. EMPLOYEE UNDERSTANDS THAT THIS IS GENERAL RELEASE OF CLAIMS.

IN WITNESS WHEREOF, the parties hereto knowingly and voluntarily executed this Agreement as of the date set forth below:

GETTY REALTY CORP.

By:	/s/ Kevin C. Shea	By:	/s/ David B. Driscoll
	Kevin C. Shea		David B. Driscoll
President and CEO

Date: September 17, 2015		Date: September 17, 2015